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                   CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Qwest Communications International Inc.:


We consent to the incorporation by reference in the Registration Statement on Form S-4 of Qwest Communications International Inc. to be filed on or about January 10, 2001, of our report dated February 2, 1999, relating to the consolidated balance sheet of Qwest Communications International Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1998, which report appears in the December 31,1999 annual report on Form 10-K of Qwest Communications International Inc., and to the reference to our firm under the heading "Experts" in the Form S-4.


                                       /s/ KPMG LLP


Denver, Colorado
January 11, 2001